Exhibit 99.6

Note to the reader
The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)
The Monthly Report on Financial Transactions at August 31, 2019 will be published on November 22, 2019.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	July			April to July
	2018	2019	Change (M$)	2018-2019	2019-2020	Change (M$)	Change (%)
Own-source revenue	7 147	7 275	128	29 503	29 926	423	1.4
Federal transfers	1 886	1 880	–6	7 346	7 765	419	5.7
Consolidated revenue	9 033	9 155	122	36 849	37 691	842	2.3
Portfolio expenditures	–7 573	–7 981	–408	–31 403	–33 042	–1 639	5.2
Debt service	–751	–590	161	–2 991	–2 547	444	–14.8
Consolidated expenditure	–8 324	–8 571	–247	–34 394	–35 589	–1 195	3.5
SURPLUS (DEFICIT)(2)	709	584	–125	2 455	2 102	–353	—
BALANCED BUDGET ACT
Deposits of dedicated revenues
in the Generations Fund	–230	–185	45	–956	–879	77	—
BUDGETARY BALANCE(3)	479	399	–80	1 499	1 223	–276	—

CONSOLIDATED REVENUE

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
		July			April to July
	2018	2019	Change (M$)	2018-2019	2019-2020	Change (M$)	Change (%)
Income and property taxes
Personal income tax	2 541	2 581	40	10 296	10 635	339	3.3
Contributions for health services	575	589	14	2 170	2 113	–57	–2.6
Corporate taxes	796	885	89	2 782	2 696	–86	–3.1
School property tax	144	119	–25	712	549	–163	–22.9
Consumption taxes	1 758	1 698	–60	7 356	7 769	413	5.6
Tax revenue	5 814	5 872	58	23 316	23 762	446	1.9
Duties and permits	288	268	–20	1 267	1 295	28	2.2
Miscellaneous revenue	775	871	96	3 508	3 686	178	5.1
Other own-source revenue	1 063	1 139	76	4 775	4 981	206	4.3
Total own-source revenue excluding
revenue from government enterprises	6 877	7 011	134	28 091	28 743	652	2.3
Revenue from government enterprises	270	264	–6	1 412	1 183	–229	–16.2
TOTAL	7 147	7 275	128	29 503	29 926	423	1.4

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
		July			April to July
	2018	2019	Change (M$)	2018-2019	2019-2020	Change (M$)	Change (%)
Equalization	978	1 094	116	3 911	4 375	464	11.9
Health transfers	511	504	–7	2 109	2 161	52	2.5
Transfers for post-secondary education
and other social programs	135	105	–30	538	510	–28	–5.2
Other programs	262	177	–85	788	719	–69	–8.8
TOTAL	1 886	1 880	–6	7 346	7 765	419	5.7

CONSOLIDATED EXPENDITURE

At July 31, 2019, that is, for the first four months of 2019-2020, consolidated expenditure totals $35.6 billion. This represents an increase of $1.2 billion (3.5%) compared to the same period last year.

Expenditure in the **Éducation et Enseignement supérieur** portfolio increased by $249 million (3.4%) to $7.5 billion, mainly due to:

- a $253-million increase in school boards expenses, mainly due to the increase in the number of teachers, which resulted from an increase in the number of students, and the indexation of salary scales.

Cumulative change in consolidated expenditure
(millions of dollars)
1,500
1,000
500
0
April and May
June
July
August
September
October
November
December
January
February
March

Expenditure in the **Santé et Services sociaux** portfolio increased by $857 million (6.2%) to $14.6 billion, mainly due to:

- a $538-million increase in spending by health and social services institutions, due in particular to an increase in the hours devoted to services to the population, drug costs and payments to intermediate and family-type resources, as well as to the indexation of salary scales and salary relativity for employed individuals as at April 1, 2019;
- a $228-million increase in the Régie de l'assurance maladie du Québec expenses, particularly for medical, optometric and dental services;
- a $33-million increase in the refundable senior assistance tax credit put in place during the *Update on Québec's Economic and Financial Situation* of December 2018.

Expenditure in **other portfolios** increased by $533 million (5.1%) to $11.0 billion, due to:

- a $249-million increase in expenditure in the Sécurité publique portfolio resulting in particular from financial assistance following the spring 2019 floods;
- a $168-million increase in expenditure in the Famille portfolio, including $128 million for the increase in family allowance payments as a result of the increased assistance provided for second and third children;
- a $51-million increase in expenditure in the Transports portfolio, including $85 million from grants for the Réseau express métropolitain.

Debt service expenditure decreased by $444 million (14.8%) to $2.5 billion, mainly due to accelerated debt repayment from the Generations Fund, lower interest rates and increased revenue from the Retirement Plans Sinking Fund, which are recorded as a deduction from debt service.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
		July			April to July
	2018(5)	2019	Change (M$)	2018-2019(5)	2019-2020	Change (M$)	Change (%)
Éducation et Enseignement supérieur	1 111	1 173	62	7 238	7 487	249	3.4
Santé et Services sociaux	3 634	3 968	334	13 725	14 582	857	6.2
Other portfolios(6)	2 828	2 840	12	10 440	10 973	533	5.1
Portfolio expenditures	7 573	7 981	408	31 403	33 042	1 639	5.2
Debt service	751	590	–161	2 991	2 547	–444	–14.8
TOTAL	8 324	8 571	247	34 394	35 589	1 195	3.5

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements
The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.
Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.
The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
	April to July
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	2 455	2 102
Non-budgetary transactions
Investments, loans and advances	–1 374	–967
Capital investments	–209	–368
Retirement plans and other employee future benefits	867	1 008
Other accounts	–496	–1 067
Total non-budgetary transactions	–1 212	–1 394
NET FINANCIAL SURPLUSES (REQUIREMENTS)	1 243	708

CHANGE IN THE BUDGETARY BALANCE FOR 2019-2020
(millions of dollars)
2019-2020
MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT JULY 31, 2019(3)	1 223
UPCOMING RESULTS FOR AUGUST 2019 TO MARCH 2020
Results excluding initiatives
– Consolidated revenue	79 683
– Consolidated expenditure	–76 857
– Deposits of dedicated revenues in the Generations Fund	–1 792
Subtotal	1 034
Initiatives – November 2019 update
– Putting money back in the pockets of Quebecers	–332
– Targeted initiatives to meet specific needs	–525
Subtotal	–857
TOTAL	177
PROJECTED BUDGETARY BALANCE(3) – NOVEMBER 2019 UPDATE(8)	1 400
Note: Totals may not add due to rounding.

APPENDIX 1: BUDGET FORECASTS

BUDGET FORECASTS FOR 2019-2020
(millions of dollars)
	March 2019		November 2019
	budget	Adjustments	update	(8)	Change (%)	(9)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498	742	33 240		4.6
Contributions for health services	6 596	–49	6 547		3.0
Corporate taxes	8 516	191	8 707		–5.2
School property tax	1 553	–5	1 548		–16.5
Consumption taxes	21 864	111	21 975		4.6
Tax revenue	71 027	990	72 017		2.6
Duties and permits	4 229	147	4 376		0.3
Miscellaneous revenue	10 680	429	11 109		–3.8
Other own-source revenue	14 909	576	15 485		–2.7
Total own-source revenue excluding
revenue from government enterprises	85 936	1 566	87 502		1.7
Revenue from government enterprises	4 778	–342	4 436		–20.0
Total own-source revenue	90 714	1 224	91 938		0.3
Federal transfers	24 924	512	25 436		10.0
Total consolidated revenue	115 638	1 736	117 374		2.3
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	–24 436	–141	–24 577		6.5
Santé et Services sociaux	–45 433	–11	–45 444		6.8
Other portfolios(6)	–34 169	–1 272	–35 441		10.4
Portfolio expenditures	–104 038	–1 424	–105 462		7.9
Debt service	–8 996	1 255	–7 741		–11.2
Total consolidated expenditure	–113 034	–169	–113 203		6.3
Contingency reserve	–100	—	–100		—
SURPLUS (DEFICIT)(2)	2 504	1 567	4 071		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 504	–167	–2 671		—
BUDGETARY BALANCE(3)	—	1 400	1 400		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	July		April to July
	2018(5)	2019	2018-2019(5)	2019-2020
Health and Social Services	3 531	3 898	13 383	14 248
Education and Culture	1 220	1 256	7 525	7 806
Economy and Environment	965	969	4 269	4 251
Support for Individuals and Families	1 131	1 193	3 652	3 843
Administration and Justice	726	665	2 574	2 894
TOTAL	7 573	7 981	31 403	33 042

APPENDIX 3: MONTHLY APPLICATION OF ACCOUNTING POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statements. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information of bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts takes into account the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April to July 2018, as illustrated in the table below.

CHANGES IN COMPARATIVE CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
		April to July 2018
		Method of estimating	Standard
	Financial information of	tax revenues	on transfer
	network bodies	received by agents	payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				2 377
Revenue
Own-source revenue	1 304	286	—	1 590
Federal transfers	77	—	–47	30
Total revenue	1 381	286	–47	1 620
Expenditure
Portfolio expenditures	–1 126	—	–338	–1 464
Debt service	–78	—	—	–78
Total expenditure	–1 204	—	–338	–1 542
TOTAL ADJUSTMENTS	177	286	–385	78
RESTATED SURPLUS(2)				2 455
Deposits of dedicated revenues
in the Generations Fund				–956
RESTATED BUDGETARY BALANCE(3)				1 499

In addition, certain figures for April to July 2018 have been reclassified to reflect the presentation adopted for 2019-2020. These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	The government’s accounting policies can be found on pages 87 to 97 of the Public Accounts 2017-2018.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.19 of the Update on Québec’s Economic and Financial Situation – November 2019.

(9)	This is the annual change compared to actual results in 2018-2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.
The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.